REDACTED MASTER AGREEMENT FOR

FULL SURRENDER AND FULL TERMINATION OF LEASES
at
MARKVILLE PLACE (MARKHAM)
MASONVILLE SHOPPING CENTRE (LONDON)
RICHMOND CENTRE (RICHMOND)
SHERWAY GARDENS (TORONTO)

and

AMENDMENT, PARTIAL SURRENDER AND PARTIAL TERMINATION OF LEASE
at
TORONTO EATON CENTRE (TORONTO)
ONTREA INC., CF/REALTY HOLDINGS INC.,
T.E.C. LEASEHOLDS LIMITED, ONTREA/TEC ACQUISITION LIMITED and CF/TEC ACQUISITION LIMITED

- and -
SEARS CANADA INC.

October 28, 2013

TABLE OF CONTENTS
ARTICLE 1
INTERPRETATION

1.1	Definitions	1
1.2	Interpretation	6
1.3	Gender and Number	6
1.4	Captions	6
1.5	Obligations as Covenants	6
1.6	Applicable Law	6
1.7	Currency	6
1.8	Invalidity	6
1.9	Time	7
1.10	Entire Agreement	7
1.11	Schedules	7
ARTICLE 2
AGREEMENT TO SURRENDER

2.1	Agreement to Surrender	7
2.2	Payment of Surrender Payments	7
2.3	Allocation of Surrender Payments	8
2.4	No Adjustments	8
2.5	Realty Tax Appeals	9
2.6	Amended and Restated TEC Lease	9
2.7	Confidentiality	9
2.8	Joint and Several Obligations	10
ARTICLE 3
CONDITIONS

3.1	Conditions for Tenant	10
3.2	Conditions for Shopping Centre Parties	10
3.3	Non Satisfaction of Conditions	11
3.4	Subject Stores in "As Is" Condition	11

- i -

ARTICLE 4
CLOSING DOCUMENTS

4.1	Closing Arrangements	12
4.2	Tenant Closing Documents	12
4.3	Closing Documents of the Shopping Centre Parties	13
ARTICLE 5
REPRESENTATIONS, WARRANTIES AND COVENANTS

5.1	Tenant Representations	14
5.2	Representations of Shopping Centre Parties	15
5.3	Survival of Representations	16
ARTICLE 6
EMPLOYEES

6.1	Employees	17
ARTICLE 7
GENERAL

7.1	Amendment of Agreement	17
7.2	Further Assurances	17
7.3	Waiver	17
7.4	Solicitors as Agents and Tender	17
7.5	Survival	18
7.6	Successors and Assigns	18
7.7	Assignment	18
7.8	Notice	18
7.9	Effect of Termination of Agreement	18
7.10	Expenses and Costs	19
7.11	Counterparts	19

Schedule A-1 Form of Agreement Re: Amendment, and Full Surrender and Full Termination, of Lease
Schedule A-2 Form of Agreement Re: Amendment, Partial Surrender and Partial Termination of Lease
Schedule A-3 Form of Agreement Re: Amendment, Full Surrender and Full Termination, of Lease - Richmond Sears Lease
Schedule B Form of HST/GST Undertaking and Indemnity

- ii -

THIS MASTER AGREEMENT made as of the 28th day of October, 2013.
BETWEEN:
ONTREA INC.,
CF/REALTY HOLDINGS INC.,
T.E.C. LEASEHOLDS LIMITED, ONTREA/TEC ACQUISITION LIMITED and CF/TEC ACQUISITION LIMITED
- and -
SEARS CANADA INC.

WHEREAS the Tenant and the Shopping Centre Parties have agreed that the TEC Sears Lease shall be amended, partially surrendered and partially terminated and that the other Subject Leases shall be fully surrendered and fully terminated on the terms and conditions set forth in this Agreement;
NOW THEREFORE, in consideration of the mutual covenants and agreements set forth in this Agreement and for other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the parties hereto covenant and agree as follows:
ARTICLE 1
INTERPRETATION

1.1	Definitions
The terms defined in this Section 1.1 shall have, for all purposes of this Agreement, the following meanings, unless the context expressly or by necessary implication otherwise requires:
"Agreement" means this agreement and the Schedules attached hereto, as amended from time to time in writing.
"Amended and Restated TEC Lease" means the agreement amending and restating the continuing lease of the Office Premises to be executed on Closing by the TEC Landlord and the Tenant, which agreement shall be in the form agreed to in writing by the Tenant and the Shopping Centre Parties on or prior to the Execution Date.
"Applicable Laws" means all statutes, laws, by-laws, rules, regulations, ordinances, orders, judgments, decrees, decisions or other requirements having the force of law of Governmental Authorities having jurisdiction, whether federal, provincial, municipal or otherwise.
"Article" and "Section" mean and refer to the specified article and section of this Agreement.

"Business Day" means any day other than a Saturday, a Sunday or a statutory holiday in either of the Provinces of British Columbia or Ontario.
[Redacted]
"Claims" means all past, present and future claims, suits, proceedings, liabilities, obligations, losses, damages, penalties, judgments, costs, expenses, fines, disbursements, legal fees on a substantial indemnity basis, interest, demands and actions of any nature or any kind whatsoever.
"Closing" means the closing and consummation of the transactions contemplated by this Agreement, including, without limitation, the payment of the Surrender Payments and the delivery of the Closing Documents.
"Closing Date" means November 12, 2013.
"Closing Documents" means the agreements, instruments and other documents to be delivered to the Shopping Centre Parties pursuant to Section 4.2 and the agreements, instruments and other documents to be delivered to the Tenant pursuant to Section 4.3.
"Defaulting Party" has the meaning set out in Section 3.3.
"Execution Date" means the date on which this Agreement is executed and delivered by all of the parties hereto.
"Full Surrender Agreement" means, in respect of each Subject Lease other than the TEC Sears Lease and the Richmond Sears Lease, an Agreement Re: Amendment, and Full Surrender and Full Termination, of Lease to be entered into on Closing between the Tenant and the applicable Shopping Centre Party, in the form attached as Schedule A-1 hereto with the applicable insertions, as noted in such form.
"HST/GST" means the harmonized sales tax and/or the goods and services tax payable under the Excise Tax Act (Canada).
"HST/GST Undertaking and Indemnity" means an HST/GST undertaking and indemnity substantially in the form attached as Schedule B hereto.
"Interim Period" means, in respect of each Subject Lease, the period commencing on the Execution Date and ending upon the applicable Surrender Date.
"Landlords" means, collectively, the Markville Landlord, the Masonville Landlord, the Richmond Landlord, the Sherway Landlord and the TEC Landlord, and "Landlord" means any one of the Landlords.
"Lease Surrender Agreement" means, in respect of the TEC Sears Lease, the TEC Amendment and Partial Surrender Agreement, in respect of the Richmond Sears Lease, the

Richmond Full Surrender Agreement, and in respect of each other Subject Lease, the Full Surrender Agreement applicable thereto.
"LTT Indemnity" means the indemnity given by the TEC Landlord in favour of the Tenant, which indemnity shall be in the form agreed to in writing by the Tenant and the Shopping Centre Parties on or prior to the Execution Date.
"Markville Landlord" means [Redacted].
"Markville Party" means [Redacted].
"Markville Sears Lease" means the lease dated August 9, 1993 between the Markville Landlord and the Tenant (or their respective predecessors in interest), as amended or supplemented prior to the Execution Date, together with all options, rights and/or entitlements thereunder or related thereto (whether personal or realty).
"Masonville Landlord" means [Redacted].
"Masonville Owner" means [Redacted].
"Masonville Parties" means [Redacted].
"Masonville Sears Lease" means the lease dated August 21, 1985 between the Masonville Landlord and the Tenant (or their respective predecessors in interest), as amended or supplemented prior to the Execution Date, together with all options, rights and/or entitlements thereunder or related thereto (whether personal or realty).
"Non-Defaulting Party" has the meaning set out in Section 3.3.
"Office Premises" has the meaning set out in the form of the Amended and Restated TEC Lease.
"Person" means an individual, partnership, corporation, trust, unincorporated organization, government, or any department or agency thereof, and the successors and assigns thereof or the heirs, executors, administrators or other legal representatives of an individual.
"Public Announcement" has the meaning set out in Section 2.7.
"Richmond CF Party" means [Redacted].
"Richmond Full Surrender Agreement" means, in respect of the Richmond Sears Lease, the Agreement Re: Amendment, and Full Surrender and Full Termination, of Lease – Richmond Sears Lease to be entered into on Closing between the Tenant, the Richmond Landlord and the Richmond Owner, in the form attached as Schedule A-3 hereto with the applicable insertions, as noted in such form.
"Richmond IC Parties" means [Redacted].

"Richmond Landlord" means [Redacted].
"Richmond Owner" means [Redacted].
"Richmond Sears Lease" means the lease dated as of November 1, 1990 between the Richmond Landlord and the Tenant (or their respective predecessors in interest), as amended or supplemented prior to the Execution Date, together with all options, rights and/or entitlements thereunder or related thereto (whether personal or realty).
"Richmond Subject Store" means the Subject Store leased pursuant to the Richmond Sears Lease.
"Sherway Landlord" means [Redacted].
"Sherway Party" means [Redacted].
"Sherway Sears Lease" means the lease dated as of May 11, 1970 between the Sherway Landlord and the Tenant (or their respective predecessors in interest), as amended or supplemented prior to the Execution Date, together with all options, rights and/or entitlements thereunder or related thereto (whether personal or realty).
"Shopping Centre Parties" means, collectively, the Markville Party, the Masonville Parties, the Richmond CF Party, the Sherway Party and the TEC Parties, and "Shopping Centre Party" means any one of the Shopping Centre Parties.
"Shopping Centre Parties' Solicitors" means Davies Ward Phillips & Vineberg LLP or such other firm or firms of solicitors as are appointed by the Shopping Centre Parties from time to time and notice of which is provided to the Tenant.
"Subject Leases" means, collectively, the Markville Sears Lease, the Masonville Sears Lease, the Richmond Sears Lease, the Sherway Sears Lease and the TEC Sears Lease, and "Subject Lease" means any one of the Subject Leases.
"Subject Stores" means the leasehold lands and premises, including all improvements, fixtures and/or trade fixtures in respect thereof, leased by the Tenant pursuant to each of the Subject Leases, which leasehold lands and premises are more particularly described in each Subject Lease; provided that, in respect of the TEC Sears Lease, the Subject Store excludes the Office Premises, and "Subject Store" means any one of the Subject Stores.
"Surrender" means, in respect of the TEC Sears Lease, the amendment, partial surrender and partial termination thereof in accordance with the terms of the TEC Amendment and Partial Surrender Agreement and, in respect of each other Subject Lease, the full surrender and full termination thereof in accordance with the terms of the applicable Lease Surrender Agreement.

"Surrender Date" means: (i) in respect of each of the Masonville Sears Lease, the Sherway Sears Lease and the TEC Sears Lease, February 28, 2014; and (ii) in respect of each of the Markville Sears Lease and the Richmond Sears Lease, February 28, 2015.
"Surrender Payments" has the meaning set out in Section 2.2, and "Surrender Payment" means any one of the Surrender Payments.
"TEC Amendment and Partial Surrender Agreement" means, in respect of the TEC Sears Lease, the Agreement Re: Amendment, Partial Surrender and Partial Termination of Lease to be entered into on Closing between the Tenant and the TEC Parties, in the form attached as Schedule A-2 hereto with the applicable insertions, as noted in such form.
"TEC Landlord" means [Redacted].
"TEC Owner" means [Redacted].
"TEC Parties" means [Redacted].
"TEC Sears Lease" means the lease dated as of February 10, 1977 between the TEC Landlord and the Tenant (or their respective predecessors in interest), as amended or supplemented prior to the Execution Date, together with all options, rights and/or entitlements thereunder or related thereto (whether personal or realty).
"TEC Subject Store" means the Subject Store leased pursuant to the TEC Sears Lease, excluding the Office Premises.
"TEC Subleases" means, collectively, the TEC Three Below Sublease and the TEC Three Below Sub-Subleases.
"TEC Three Below Premises" means those parts of the TEC Subject Store subleased pursuant to the TEC Three Below Sublease.
"TEC Three Below Sublease" means the sublease dated as of February 10, 1989 between the Tenant, as sublandlord, and the TEC Landlord, as subtenant, (or their respective predecessors in interest), as amended or supplemented prior to the Execution Date.
"TEC Three Below Sub-Sublease" means each sub-sublease, license agreement, concession agreement or other occupation agreement entered into by the TEC Landlord (or its predecessor in interest or any affiliate of the TEC Landlord) and each Person other than the Tenant and/or its affiliates (or their respective predecessors in interest) in respect of the leasing, licensing or occupation by such other Person of a part of the Three Below Premise, as each such sub-sublease, license agreement, concession agreement or other occupation agreement may be amended or supplemented from time to time.
"Tenant" means Sears Canada Inc.

"Tenant's Solicitors" means Stikeman Elliott LLP or such firm or firms of solicitors as are appointed by the Tenant from time to time and notice of which is provided to the Shopping Centre Parties.

1.2	Interpretation
Unless the context otherwise requires: (i) "or" is not exclusive; (ii) "this Agreement", "hereof", "herein", "hereto" and similar expressions mean this Agreement together with all schedules to this agreement and all amendments and supplements that may be made to this Agreement from time to time in writing; and (iii) wherever any provision of any Schedule to this Agreement conflicts with the body of this Agreement, the body of this Agreement shall prevail.

1.3	Gender and Number
Words importing the singular include the plural and vice versa. Words importing gender include all genders.

1.4	Captions
The division of this Agreement into separate Articles and Sections and Schedules and the insertion of headings and table of contents are for convenience of reference only and in no way affect this Agreement or its interpretation.

1.5	Obligations as Covenants
Each agreement and obligation of any of the parties hereto in this Agreement, even though not expressed as a covenant, is considered for all purposes to be a covenant.

1.6	Applicable Law
This Agreement shall be construed and enforced in accordance with the laws of the Province of Ontario and the laws of Canada applicable thereto and shall be treated in all respects as an Ontario contract.

1.7	Currency
All references to currency in this Agreement shall be deemed to be references to Canadian dollars.

1.8	Invalidity
If any immaterial covenant, obligation, agreement or part thereof or the application thereof to any Person or circumstance, to any extent, shall be invalid or unenforceable, the remainder of this Agreement or the application of such covenant, obligation or agreement or part thereof to any Person or circumstance other than those to which it is held invalid or unenforceable shall not be affected thereby. Each covenant, obligation and agreement in this Agreement shall be separately valid and enforceable to the fullest extent permitted by law.

1.9	Time
Time shall be of the essence of this Agreement. If anything is required to be done under this Agreement on a day which is not a Business Day, the same shall be done on the next following Business Day. Where in this Agreement a number of days is prescribed, the number shall be computed by excluding the first day and including the last day. All references to a specific time in this Agreement shall be to Toronto time.

1.10	Entire Agreement
This Agreement constitutes the entire agreement between the parties hereto pertaining to the Surrenders provided for herein and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written, with respect thereto, between the Tenant and the Shopping Centre Parties and there are no warranties or representations and no agreements between the parties hereto in connection with the Surrenders except as specifically set forth in this Agreement or the Schedules attached hereto.

1.11	Schedules
The following Schedules are attached to and incorporated into this Agreement by reference and shall form part of this Agreement:

Schedule A-1	Form of Agreement Re: Amendment, and Full Surrender and Full Termination, of Lease

Schedule A-2	Form of Agreement Re: Amendment, Partial Surrender and Partial Termination of Lease

Schedule A-3	Form of Agreement Re: Amendment, and Full Surrender and Full Termination, of Lease – Richmond Sears Lease
Schedule B    Form of HST/GST Undertaking and Indemnity
ARTICLE 2
AGREEMENT TO SURRENDER

2.1	Agreement to Surrender
On and subject to the terms and conditions of this Agreement, the Tenant and the Shopping Centre Parties hereby agree that, with effect as of the applicable Surrender Date, the TEC Sears Lease shall be amended, partially surrendered and partially terminated and the other Subject Leases shall be fully surrendered and fully terminated.

2.2	Payment of Surrender Payments
In consideration for the Surrenders as described in Section 2.1, on Closing the following payments (collectively, the "Surrender Payments") shall be made to the Tenant:

(a)	in respect of the full surrender and full termination of the Markville Sears Lease, the Markville Landlord shall pay to the Tenant, or as the Tenant directs in writing

(provided that such written direction shall be delivered to the Markville Landlord not later than the fifth Business Day prior to the Closing Date), the amount of [Redacted];

(b)
in respect of the full surrender and full termination of the Masonville Sears Lease, the Masonville Landlord shall pay to the Tenant, or as the Tenant directs in writing (provided that such written direction shall be delivered to the Masonville Landlord not later than the fifth Business Day prior to the Closing Date), the amount of [Redacted];

(c)
in respect of the full surrender and full termination of the Richmond Sears Lease, the Richmond CF Party, on behalf of the Richmond Landlord, shall pay to the Tenant, or as the Tenant directs in writing (provided that such written direction shall be delivered to the Richmond CF Party not later than the fifth Business Day prior to the Closing Date), the amount of [Redacted];

(d)
in respect of the full surrender and full termination of the Sherway Sears Lease, the Sherway Landlord shall pay to the Tenant, or as the Tenant directs in writing (provided that such written direction shall be delivered to the Sherway Landlord not later than the fifth Business Day prior to the Closing Date), the amount of [Redacted]; and

(e)
in respect of the amendment, partial surrender and partial termination of the TEC Sears Lease, the TEC Landlord shall pay to the Tenant, or as the Tenant directs in writing (provided that such written direction shall be delivered to the TEC Landlord not later than the fifth Business Day prior to the Closing Date), the amount of [Redacted].

The aggregate amount of the Surrender Payments is $400,000,000. Each of the Surrender Payments shall be paid on Closing by the applicable payor as provided above by wire transfer from one of the five largest (by asset size) Schedule I Canadian chartered banks. Each Surrender Payment shall be exclusive of any HST/GST payable in respect of such Surrender Payment, and the applicable payor shall be responsible for, and shall fully indemnify and save harmless the Tenant from, all liabilities in respect of such HST/GST including related penalties, costs and interest.

2.3	Allocation of Surrender Payments
The Surrender Payments shall be allocated as set out on Section 2.2 and the Tenant and the Shopping Centre Parties shall adopt such allocations for the purposes of all tax returns and filings respectively made by them or on their behalf.

2.4	No Adjustments
Except as specifically provided pursuant to each Lease Surrender Agreement, there shall be no adjustments to the Surrender Payments on Closing or on the Surrenders.

2.5	Realty Tax Appeals
In the case of each Subject Store, upon Closing, the Tenant shall terminate and withdraw all realty tax appeals, if any, that have been initiated by or on behalf of the Tenant in respect of such Subject Store and are in existence at Closing. Following Closing, notwithstanding any other provision of this Agreement, any Subject Lease or any Lease Surrender Agreement, the Landlords shall be solely entitled to receive and retain any refunds or rebates of realty taxes resulting from any realty tax appeals in respect of the applicable shopping centres or Subject Stores pertaining to any and all periods, whether before or after the date hereof. The Tenant also agrees that it shall not initiate any realty tax appeals in respect of any of the Subject Stores at any time after the Execution Date. The provisions of this Section 2.5 shall survive the Closing and each Surrender.

2.6	Amended and Restated TEC Lease
On Closing, the Tenant and the TEC Landlord shall each execute and deliver the Amended and Restated TEC Lease.

2.7	Confidentiality
Until Closing, the Tenant and the Shopping Centre Parties shall keep all provisions of this Agreement confidential and shall not disclose any of its provisions to any Person; provided that, notwithstanding the foregoing, nothing herein contained shall restrict or prohibit the Shopping Centre Parties or the Tenant from disclosing the provisions of this Agreement to their employees, directors, shareholders, professional advisors, lenders, banks and, in the case of the Shopping Centre Parties only, the Richmond IC Parties (and the professional advisors of the Richmond IC Parties), in each case on a "need-to-know" basis (provided that such Persons are informed that such information is confidential), unless such disclosure is in the good faith opinion of the Tenant required in order to comply with any laws or the rules, orders or regulations of any stock exchange, and then only after prior consultation with the Shopping Centre Parties, if possible. Neither the Tenant nor the Shopping Centre Parties shall issue any press release or other public announcement or release information with respect to this Agreement or the transactions contemplated hereby to the press or the public (a "Public Announcement") at any time prior to the Closing, and thereafter only if the same has been mutually approved by the Tenant and the Shopping Centre Parties, unless such disclosure is in the good faith opinion of the Tenant required in order to comply with any laws or the rules, orders or regulations of any stock exchange, and then only after prior consultation with the Shopping Centre Parties, if possible. As at the date hereof, the Tenant confirms to the Shopping Centre Parties that it expects that disclosure will be required on the Execution Date in order to comply with the rules of the Toronto Stock Exchange and/or Canadian securities laws applicable to the Tenant, and agrees that such disclosure shall be subject to the prior written approval of the Shopping Centre Parties, acting reasonably. In any event, to the extent that any Public Announcement makes reference to the amount of the Surrender Payments, such reference shall be solely to the aggregate amount of the total Surrender Payments and shall not disclose the amount of any of the individual Surrender Payments, unless otherwise required by Applicable Laws. If such required disclosure includes a requirement that this Agreement be filed and/or disclosed, the Tenant shall only file and/or disclose a redacted copy of this Agreement in the form agreed to in writing by the

Tenant and the Shopping Centre Parties. The provisions of this Section 2.7 shall survive the termination of this Agreement and the Closing.

2.8	Joint and Several Obligations
The Masonville Parties covenant and agree with the Tenant that all obligations and liabilities of the Masonville Landlord to the Tenant under this Agreement and the Closing Documents constitute joint and several obligations of all of the Persons comprising the Masonville Parties. The TEC Parties covenant and agree with the Tenant that all obligations of the TEC Landlord to the Tenant under this Agreement and the Closing Documents constitute joint and several obligations of all of the Persons comprising the TEC Parties. The provisions of this Section 2.8 shall survive the termination of this Agreement and the Closing.
ARTICLE 3
CONDITIONS

3.1	Conditions for Tenant
The obligation of the Tenant to complete the transactions contemplated by this Agreement shall be subject to fulfillment of each of the following conditions on or before the Closing Date:

(a)
on the Closing Date, each applicable Shopping Centre Party shall have paid the Surrender Payment payable by it in accordance with Section 2.2 and all of the other terms, covenants and conditions of this Agreement to be complied with or performed by the Shopping Centre Parties shall have been complied with or performed in all material respects;

(b)
on the Closing Date, all of the representations and warranties of the Shopping Centre Parties set out in Section 5.2 shall be true and accurate in all material respects as if made as of the Closing Date; and

(c)	on the Closing Date, the Richmond IC Parties shall have executed and delivered the Richmond Full Surrender Agreement.
The conditions set forth in this Section 3.1 are solely for the benefit of the Tenant and may be waived in whole or in part by the Tenant by notice to the Shopping Centre Parties by the date and time set forth above for the satisfaction of each such condition.

3.2	Conditions for Shopping Centre Parties
The obligation of the Shopping Centre Parties to complete the transactions contemplated by this Agreement shall be subject to fulfillment of each of the following conditions on or before the Closing Date or such earlier date or time as may be herein specified:

(a)
on the Closing Date, all of the other terms, covenants and conditions of this Agreement to be complied with or performed by the Tenant shall have been complied with or performed in all material respects;

(b)
on the Closing Date, all of the representations and warranties of the Tenant set out in Section 5.1 (except the representations and warranties in Sections 5.1(j) and 5.1(k), which must be true and accurate as of the Execution Date) shall be true and accurate in all material respects as if made as of the Closing Date; and

(c)	on the Closing Date, the Richmond IC Parties shall have executed and delivered the Richmond Full Surrender Agreement.
The conditions set forth in this Section 3.2 are solely for the benefit of the Shopping Centre Parties and may be waived in whole or in part by the Shopping Centre Parties by notice to the Tenant by the date and time set forth above for the satisfaction of each such condition.

3.3	Non Satisfaction of Conditions
In the event any condition set forth in Section 3.1 or Section 3.2 is not satisfied or waived as therein provided on or before the applicable date or time referred to in Section 3.1 or Section 3.2, as the case may be, then upon notice given by the party having the benefit of the unsatisfied condition to the other party, this Agreement shall be terminated and shall be of no further force or effect whatsoever without any further action by either party and neither party to this Agreement shall (except as set out in Section 7.9) have: (i) a Claim against the other party hereto with respect to this Agreement; or (ii) any further rights, obligations or liabilities of any nature whatsoever under or in respect of this Agreement; provided that, if the reason for the condition not being satisfied is the breach by such other party (the "Defaulting Party") of this Agreement, then this Agreement shall not terminate as provided above unless the non-Defaulting Party elects to terminate, and the non-Defaulting Party (the "Non-Defaulting Party") shall be entitled to exercise all of the rights and remedies to which the Non-Defaulting Party is entitled, both at law and in equity as a result of such breach (including damages and specific performance). The provisions of this Section 3.3 shall survive the termination of this Agreement and the Closing.

3.4	Subject Stores in "As Is" Condition
Notwithstanding any other provision of this Agreement, any Subject Lease or any Lease Surrender Agreement, but subject to the Tenant complying with the provisions of Section 7 of the applicable Lease Surrender Agreement, each Shopping Centre Party shall, on the applicable Surrender Date, accept its respective Subject Store in the physical and environmental condition in which it exists it as of the Execution Date, subject to reasonable wear and tear occurring during the applicable Interim Period; provided that, notwithstanding the foregoing and the provisions of the Subject Lease, but subject to the Tenant complying with the provisions of Section 7 of the applicable Lease Surrender Agreement, the Tenant shall not be required to carry out any repairs or replacements to or in any such Subject Store during the applicable Interim Period or on or after the applicable Surrender other than routine maintenance and cleaning and those repairs necessary to enable the Tenant to continue to operate its business in the Subject Store in accordance with Applicable Laws and in accordance with the requirements of the insurers of the Subject Store and the subject shopping centre, respectively, and in a safe and reasonable manner; provided that in the case of destruction of any Subject Store, or any material damage to any Subject Store that cannot be repaired by the Tenant within 30 days after commencing such repairs, using reasonable commercial efforts and proceeding diligently, the Tenant shall not be required to restore such Subject Store to its condition prior to such damage or destruction.
ARTICLE 4
CLOSING DOCUMENTS

4.1	Closing Arrangements
The Closing shall commence at 9:00 a.m. on the Closing Date at the office of the Shopping Centre Parties' Solicitors in Toronto, Ontario or at such other time or place as the parties shall mutually agree upon in writing, and shall continue until the Closing is completed or this Agreement is validly terminated in accordance with the terms hereof.

4.2	Tenant Closing Documents
On or before Closing, subject to the provisions of this Agreement, the Tenant shall execute (where it is a party thereto) and shall deliver, or cause to be delivered, to the Shopping Centre Parties the following:

(a)
in respect of the TEC Sears Lease, the TEC Amendment and Partial Surrender Agreement, in respect of the Richmond Sears Lease, the Richmond Full Surrender Agreement and, in respect of each other Subject Lease, a Full Surrender Agreement;

(b)	the Amended and Restated TEC Lease;

(c)
in respect of the TEC Sears Lease, a partial surrender of the notice of such Subject Lease (if any) and in respect of each Subject Lease, all registrable instruments necessary to vacate and discharge any notices of such Subject Lease or caveats and related instruments (if any) by or in favour of the Tenant (or by or in favour of any Person claiming through the Tenant) that are registered in respect of such Subject Lease, which instruments will be registered, recorded, filed or otherwise dealt with by the Shopping Centre Parties on the Closing;

(d)
a corporate certificate from a senior officer of the Tenant, without personal liability, in respect of the representations and warranties of the Tenant as provided for in Section 5.3(b), such certificate to be in the form to be agreed upon by the Tenant and the Shopping Centre Parties, each acting reasonably, by the Closing Date; and

(e)	all other documents to be executed by the Tenant which the Shopping Centre Parties reasonably request to give effect to the transactions contemplated by this Agreement.
In addition, if any Surrender Payment is to be made to any Person other than the Tenant, the Tenant shall deliver to the applicable Shopping Centre Party an irrevocable and unconditional written direction from the Tenant to such effect, setting out the name of any such payee, at least five Business Days prior to the Closing Date. All documentation to be signed by the Tenant shall be in form and substance acceptable to the Shopping Centre Parties and the Tenant and their respective solicitors, each acting reasonably and in good faith; provided that if the form of a document has been appended to this Agreement as a Schedule, such document shall be in such form with only the revisions expressly permitted therein.

4.3	Closing Documents of the Shopping Centre Parties
On or before Closing, subject to the terms and conditions of this Agreement, the each of the Persons comprising the Shopping Centre Parties shall execute (where it is a party thereto) and shall deliver, or cause to be delivered, to the Tenant the following:

(a)	in respect of the TEC Sears Lease, the TEC Amendment and Partial Surrender Agreement and, in respect of each other Subject Lease, a Full Surrender Agreement;

(b)	the Amended and Restated TEC Lease;

(c)	the LTT Indemnity;

(d)
from each Person comprising a Shopping Centre Party, a corporate certificate of a senior officer of such Person, without personal liability, repeating on Closing the representations and warranties of the Shopping Centre Parties, in the form to be agreed upon by the Tenant and the Shopping Centre Parties, each acting reasonably, by the Closing Date;

(e)
in respect of the Markville Sears Lease, an HST/GST Undertaking and Indemnity from the Markville Landlord; in respect of the Masonville Sears Lease, an HST/GST Undertaking and Indemnity from the Masonville Landlord; in respect of the Richmond Sears Lease, an HST/GST Undertaking and Indemnity from [Redacted]; in respect of the Sherway Sears Lease, an HST/GST Undertaking and Indemnity from the Sherway Landlord and, in respect of the TEC Sears Lease, an HST/GST Undertaking from the TEC Landlord; and

(f)	all other documents which the Tenant reasonably request to give effect to the transactions contemplated by this Agreement.
All documentation to be signed by the Shopping Centre Parties shall be in form and substance acceptable to the Shopping Centre Parties and the Tenant and their respective solicitors, each acting reasonably and in good faith; provided that if the form of a document has been appended to this Agreement as a Schedule, such document shall be in such form with only the revisions expressly permitted therein.

ARTICLE 5
REPRESENTATIONS, WARRANTIES AND COVENANTS

5.1	Tenant Representations
The Tenant represents and warrants to and in favour of the Shopping Centre Parties that as of the Execution Date and (except in the case of the representations and warranties in Sections 5.1(j) and 5.1(k)) as of the Closing Date:

(a)
it is a corporation subsisting under the laws of its jurisdiction of incorporation, and it has the necessary corporate authority, power and capacity to enter into this Agreement and all Closing Documents to be delivered by it pursuant hereto and to complete the transactions contemplated by this Agreement and perform its obligations under the documents to be entered into by it pursuant hereto in respect of such transactions on the terms and conditions herein contained;

(b)
this Agreement and the obligations of the Tenant hereunder and each of the Closing Documents and the transactions contemplated herein, will have been duly and validly authorized by all requisite corporate proceedings and will constitute legal, valid and binding obligations of the Tenant, enforceable against the Tenant in accordance with its and their terms, subject to bankruptcy, insolvency, liquidation, reorganization and other laws affecting the enforcement of creditors' rights generally and equitable remedies such as specific performance and injunction only being available in the discretion of the court;

(c)
neither the entering into nor delivery of this Agreement nor the completion by the Tenant of the transactions contemplated by this Agreement will conflict with or constitute a default under or result in a violation of: (i) any Applicable Laws; or (ii) any of the provisions of its constating documents or by-laws;

(d)
it is not a non-resident of Canada for the purposes of the Income Tax Act (Canada) and is not acting as agent, trustee or nominee for any other Person in connection with the transactions contemplated by this Agreement;

(e)
it: (i) is not an insolvent Person within the meaning of the Bankruptcy and Insolvency Act (Canada) or the Winding-up and Restructuring Act (Canada); (ii) has not made an assignment in favour of its creditors or a proposal in bankruptcy to its creditors or any class thereof; (iii) has not had any petition for a receiving order presented in respect of it; and (iv) has not initiated proceedings with respect to a compromise or arrangement with its creditors or for its winding-up, liquidation or dissolution;

(f)
the Tenant is the sole legal and beneficial owner of the leasehold interest in the Subject Stores pursuant to the Subject Leases and, other than pursuant to the TEC Subleases, no other Person has any right, title or interest in or to the Subject Leases and/or the Subject Stores;

(g)	the Tenant has not entered into any agreement to sell, transfer, mortgage, or otherwise dispose of the right, title and interest of the Tenant in and to any Subject Store and/or Subject Lease;

(h)	no Person has any right to purchase, option to purchase or right of first refusal in respect of the acquisition of the Tenant's right, title and interest in any Subject Store and/or Subject Lease;

(i)
in the case of each Subject Store, no Person (other than: (i) in the case of the TEC Subject Store, the Persons entitled to use, possess and/or occupy parts of the TEC Three Below Premises pursuant to the TEC Subleases; and (ii) the Tenant and its subtenants (except, in the case of the TEC Subject Store, the subtenants referred to in clause (i)), licensees and concessionaires whose rights and occupancies will be terminated by the Tenant, at its sole expense and risk, by the applicable Surrender Date) is using or has any right to use, or is in possession or occupancy of, any part of such Subject Store;

(j)
there are no ongoing union certification drives or pending proceedings for certifying a union for the employees of the Tenant employed at or in connection with the Subject Stores, and to the knowledge of the Tenant, none are threatened; and

(j)
there are no collective bargaining agreements covering the employees of the Tenant employed at or in connection with any of the Subject Stores, nor are any collective bargaining agreements, which would cover such employees, being negotiated.

5.2	Representations of Shopping Centre Parties
Each of the Persons comprising the Shopping Centre Parties hereby jointly and severally represents to and in favour of the Tenant that as of the Execution Date and as of the Closing Date:

(a)
each of the Persons comprising the Shopping Centre Parties is a corporation subsisting under the laws of its jurisdiction of incorporation, and has the necessary corporate authority, power and capacity to enter into this Agreement and all Closing Documents to be entered into by it pursuant hereto and to complete the transactions contemplated by this Agreement and perform its obligations under the documents to be entered into by it pursuant hereto in respect of such transactions on the terms and conditions herein contained;

(b)
this Agreement and the obligations of each of the Persons comprising a Shopping Centre Party hereunder, and under each of the Closing Documents to which it is a party, and the transactions contemplated herein, will have been duly and validly authorized by all requisite corporate proceedings and will constitute legal, valid and binding obligations of such Person, enforceable against such Person in accordance with its and their terms, subject to bankruptcy, insolvency, liquidation, reorganization and other laws affecting the enforcement of creditors' rights generally and equitable remedies such as specific performance and injunction only being available in the discretion of the court;

(c)
neither the entering into nor delivery of this Agreement nor the completion by any of the Persons comprising any Shopping Centre Party of the transactions contemplated by this Agreement will conflict with or constitute a default under or result in a violation of: (i) any Applicable Laws; or (ii) any of the provisions of the respective constating documents or by-laws of such Person;

(d)	each Shopping Centre Party has the right, full power and authority to terminate its Subject Lease in the manner contemplated in this Agreement and the Lease Surrender Agreement pertaining thereto;

(e)	each of [Redacted], [Redacted] and [Redacted] are validly registered as a registrant under Subdivision d of Division V of Part IX of the Excise Tax Act (Canada) for the purposes of HST/GST; and

(f)
none of the Shopping Centre Parties: (i) is an insolvent Person within the meaning of the Bankruptcy and Insolvency Act (Canada) or the Winding-up and Restructuring Act (Canada); (ii) has made an assignment in favour of its creditors or a proposal in bankruptcy to its creditors or any class thereof; (iii) has had any petition for a receiving order presented in respect of it; and (iv) has initiated proceedings with respect to a compromise or arrangement with its creditors or for its winding-up, liquidation or dissolution.

5.3	Survival of Representations
(a)    The representations, warranties, and certifications of each of the Tenant and the Shopping Centre Parties contained in this Agreement or contained in any Closing Documents (including, without limitation, the certificates described in Section 5.3(b)) shall not merge on Closing or on any Surrender, and shall survive for an unlimited period.
(b)    On Closing, each of the Tenant and each of the Persons comprising any Shopping Centre Party shall deliver to the other a corporate certificate from one of its senior officers (without personal liability) setting out the same representations and warranties that are set out in Section 5.1 or 5.2, as the case may be, except that such representations and warranties (other than the representations and warranties in Sections 5.1(j) and 5.1(k)) shall be made as of the Closing Date.
(c)    This Section 5.3 shall survive the termination of this Agreement or the Closing and each Surrender.

ARTICLE 6
EMPLOYEES

6.1	Employees
The Tenant shall comply in all material respects with Applicable Laws relating to termination, severance, and common law reasonable notice entitlements and obligations applicable to all employees of the Tenant employed at or in connection with any of the Subject Stores (as determined by the Tenant, acting reasonably and in good faith). The Tenant shall be responsible for, and shall indemnify and save harmless the Shopping Centre Parties and, in the case of the Richmond Subject Store, the Richmond IC Parties from and against any and all Claims that the Shopping Centre Parties and/or the Richmond IC Parties may suffer or incur, whether directly or indirectly, as a result of, with respect to or arising out of any non-fulfillment of any covenant, agreement or obligation on the part of the Tenant with respect to all employees of the Tenant employed at or in connection with any of the Subject Stores or any obligation owed to such employees. This Section 6.1 shall survive the Closing and each Surrender.
ARTICLE 7
GENERAL

7.1	Amendment of Agreement
Subject to Section 7.4, no supplement, modification, waiver or termination (other than an automatic termination pursuant to the terms of this Agreement) of this Agreement shall be binding unless executed in writing by the parties hereto in the same manner as the execution of this Agreement, but nothing in this Section 7.1 prevents any party from waiving a condition that is solely for its benefit.

7.2	Further Assurances
Each of the parties hereto shall from time to time hereafter and upon any reasonable request of the other, execute and deliver, make or cause to be made all such further acts, deeds, assurances and things as may be required or necessary to more effectually implement and carry out the true intent and meaning of this Agreement.

7.3	Waiver
No waiver of any of the provisions of this Agreement shall be deemed or shall constitute a waiver of any other provision (whether or not similar), nor shall any waiver constitute a continuing waiver unless otherwise expressed or provided.

7.4	Solicitors as Agents and Tender
Any notice, approval, waiver, agreement, instrument, document or communication permitted, required or contemplated in this Agreement may be given or delivered and accepted or received by the Shopping Centre Parties' Solicitors on behalf of the Shopping Centre Parties and by the Tenant's Solicitors on behalf of the Tenant and any tender of Closing Documents and the

Surrender Payment may be made upon the Tenant's Solicitors and the Shopping Centre Parties' Solicitors, as the case may be.

7.5	Survival
Except as otherwise expressly provided in this Agreement, no covenants or agreements of the Tenant and the Shopping Centre Parties in this Agreement shall survive the Closing and each Surrender. Notwithstanding the foregoing provisions of this Section 7.5, there shall be no limitation upon the period for making a Claim in respect of any indemnity which is expressly provided for in this Agreement and which survives Closing and each Surrender and such indemnities shall survive Closing and each Surrender for an unlimited period, unless otherwise expressly provided in this Agreement. For greater certainty, it is confirmed that the provisions of this Section 7.5 are not applicable to the Lease Surrender Agreements or the other Closing Documents, each of which shall be interpreted and enforceable in accordance with the provisions thereof.

7.6	Successors and Assigns
All of the covenants and agreements in this Agreement shall be binding upon the parties hereto and their respective successors and assigns and shall enure to the benefit of and be enforceable by the parties hereto and their respective successors and their permitted assigns pursuant to the terms and conditions of this Agreement.

7.7	Assignment
No party shall assign its rights and/or obligations hereunder (or agree to do so) without the prior written consent of the other parties, which consent may be withheld by such party in its sole and absolute discretion.

7.8	Notice
Any notice, demand, approval, consent, information, agreement, offer, request or other communication (a "Notice") to be given under or in connection with this Agreement shall be in writing and shall be given by personal delivery or by telecopier or other electronic communication (including email) which results in a written or printed notice being given, addressed or sent as set out below or to such other address or telecopy number as may from time to time be the subject of a Notice:

(a)	Shopping Centre Parties:
[Redacted]

(b)	Tenant:
[Redacted]
Any Notice, if personally delivered, shall be deemed to have been validly and effectively given and received on the date of such personal delivery, telecopier/other electronic transmission or e-mail transmission, provided that such personal delivery, telecopier/other electronic transmission or e-mail transmission occurs on or prior to 5:00 p.m. on a Business Day, failing which such Notice shall be deemed to have been validly and effectively given and received on the Business Day next following the day it was sent.

7.9	Effect of Termination of Agreement
Notwithstanding the termination of this Agreement for any reason, the following provisions shall survive and shall remain in full force and effect: (i) this Section and Sections 2.7, 3.3, 5.3 and 7.10; and (ii) such other provisions the survival of which following termination are necessary to give practical effect thereto. For greater certainty, it is confirmed that termination of this Agreement does not, for the purposes of this Section, include the Closing of this Agreement and that Section 7.5 governs the survival of provisions of this Agreement after the Closing.

7.10	Expenses and Costs
Each of the parties hereto shall pay its own fees and expenses (including the fees of any attorneys, financial advisors, real estate brokers, agents or other advisors, accountants, appraisers or others engaged by such party) in connection with this Agreement and the transactions contemplated herein whether or not the such transactions are consummated. The Tenant is responsible for the cost of registration of the registrable instruments described in Section 4.2(c); provided that the Landlord shall be responsible for any land transfer, property transfer and similar taxes payable in respect of the surrender and termination of the Subject Leases in accordance with the Lease Surrender Agreements. This Section 7.10 shall survive the termination of this Agreement or the Closing and each Surrender.

7.11	Counterparts
This Agreement may be executed and delivered in counterparts, each of which shall be an original and all counterparts together shall constitute a single document. The fact of execution and delivery of this Agreement may be communicated to the other parties by facsimile or email (with a pdf attachment) transmission of the signature page of this Agreement.
IN WITNESS WHEREOF the parties hereto have executed this Agreement by their properly authorized officers in that behalf as of the day and year first above written.
[Remainder of page left blank intentionally; signature pages follow]

ONTREA INC.
by	/s/ Russell Goin
Name: Russell Goin

/s/ Karl Kreppner
Name: Karl Kreppner

I/We have authority to bind the Corporation

CF/REALTY HOLDINGS INC.
by	/s/ Lois Miles
Name: Lois Miles

/s/ Sandra Hardy
Name: Sandra Hardy

I/We have authority to bind the Corporation

T.E.C. LEASEHOLDS LIMITED
by	/s/ Lois Miles
Name: Lois Miles

/s/ Sandra Hardy
Name: Sandra Hardy

I/We have authority to bind the Corporation

ONTREA/TEC ACQUISITION LIMITED
by	/s/ Lois Miles
Name: Lois Miles

/s/ Sandra Hardy
Name: Sandra Hardy

I/We have authority to bind the Corporation

CF/TEC ACQUISITION LIMITED
by	/s/ Lois Miles
Name: Lois Miles

/s/ Sandra Hardy
Name: Sandra Hardy

I/We have authority to bind the Corporation

SEARS CANADA INC.
by	/s/ Stephen Champion
Name: Stephen Champion, VP RE

/s/ F. Perugini
Name: F. Perugini

I/We have authority to bind the Corporation

SCHEDULE A-1

FORM OF AGREEMENT RE: AMENDMENT, AND FULL SURRENDER AND FULL TERMINATION, OF LEASE
THIS AGREEMENT is dated the X day of X, 20X.
B E T W E E N:
[INSERT NAME OF APPLICABLE LANDLORD]
(the "Landlord")
- and -
SEARS CANADA INC.
(the "Tenant")
- and -
[INSERT NAMES OF APPLICABLE OWNERS]
(the "Owners")

WHEREAS by a lease dated the X day of X, 20X, and made between the ■ [insert name of Landlord] and the Tenant (or their respective predecessors in title) (such lease, as amended or supplemented prior to the date hereof, the "Lease"), ■ leased to the Tenant for and during a term of X (X) years, X (X) months and X (X) days, from and including the X day of X , 20X, to and including the X day of X, 20X (the "Term"), subject to and upon the terms, covenants and conditions contained in the Lease, certain premises (the "Premises") located in the X (the "Shopping Centre"), in the City of X, in the Province of X; [Note: Insert all applicable details.]
AND WHEREAS the Landlord, the Tenant and the Owners have agreed that the Lease shall be amended, and surrendered and terminated in accordance with the terms and conditions hereinafter set forth;
AND WHEREAS all terms used in this Agreement but not otherwise defined herein shall have the meaning ascribed thereto in the Master Agreement (as defined in Section 15 hereof);
NOW THEREFORE THIS AGREEMENT WITNESSETH that in consideration of the sum of TWO DOLLARS ($2.00) now paid by each party to the other (the receipt and sufficiency of which is hereby acknowledged), and other mutual covenants and agreements, the parties do hereby agree as follows:

1.	The parties hereby acknowledge, confirm and agree that the foregoing recitals are true in substance and in fact.

2.
The Lease is hereby amended by reducing the Term so that the Lease will automatically terminate and expire at 11:59 p.m. on the 28th day of February, [2014/2015] [Note: Insert as applicable] (the "Surrender Date"), and the Tenant hereby agrees that it shall surrender the Lease and deliver up vacant possession of the Premises, free and clear of all encumbrances and rights of third parties, to the Landlord on the Surrender Date in accordance with the terms of this Agreement and, to the extent not otherwise provided in this Agreement or in the Master Agreement, in accordance with the terms of the Lease. Without limiting the generality of the foregoing, it is agreed that all options (including, without limitation, all options to extend or renew the Lease), rights and/or entitlements under the Lease or related thereto (whether personal or realty) and all rights of the Tenant or any of its affiliates in respect of the Premises and the Shopping Centre [Note: Insert only for [Redacted]: ", including, without limitation, all rights and/or entitlements of the Tenant pursuant to the [Redacted] Consent Letter Agreement, other than in respect of the [Redacted] Consent Payment Obligations,"]shall terminate on the Surrender Date.

3.
With the exception only of Continuing Liabilities, and any Claims arising from or relating thereto, the Tenant hereby unconditionally, absolutely, fully and finally releases and forever discharges the Landlord and each of the Owners from and in respect of any and all Claims of any nature whatsoever under or in respect of the Lease, the Premises or the Shopping Centre, including all Claims for amounts payable at any time in the past, present or future, and all Claims arising from, or relating to, any causes, acts, omissions, obligations, breaches, events, circumstances, things or other matters of any nature whatsoever that have occurred or existed prior to the date hereof, or otherwise exist as of the date hereof, whether known, unknown, discoverable, latent, anticipated, asserted, contingent or actual, or liquidated or unliquidated.

4.
With the exception only of Continuing Liabilities, and any Claims arising from or relating thereto, the Landlord and the Owners hereby unconditionally, absolutely, fully and finally release and forever discharge the Tenant from and in respect of any and all Claims of any nature whatsoever under or in respect of the Lease, the Premises or the Shopping Centre, including all Claims for amounts payable at any time in the past, present or future, and all Claims arising from, or relating to, any causes, acts, omissions, obligations, breaches, events, circumstances, things or other matters of any nature whatsoever that have occurred or existed prior to the date hereof, or otherwise exist as of the date hereof, whether known, unknown, discoverable, latent, anticipated, asserted, contingent or actual, or liquidated or unliquidated.

5.	(a) Subject to Section 5(e), upon the surrender and termination of the Lease there shall be no adjustment in respect of rent or other amounts payable under the Lease.

(b)
On the Surrender Date, with the exception only of Continuing Liabilities, and any Claims arising from or relating thereto, the Tenant shall be unconditionally, absolutely, fully and finally released and forever discharged (automatically and without the requirement of any further documentation) from and in respect of any and all Claims of, by or to the Landlord or the Owners of any nature whatsoever under or in respect of the Lease, the Premises or the Shopping Centre, including all Claims for amounts payable at any time in the past, present or future, and all Claims arising from, or relating to, any causes, acts, omissions, obligations, breaches, events, circumstances, things or other matters of any nature whatsoever that have occurred or existed on or before the Surrender Date, or otherwise exist as of the Surrender Date, whether known, unknown, discoverable, latent, anticipated, asserted, contingent or actual, or liquidated or unliquidated.

(c)
On the Surrender Date, with the exception only of Continuing Liabilities, and any Claims arising from or relating thereto, the Landlord and each of the Owners shall be unconditionally, absolutely, fully and finally released and forever discharged (automatically and without the requirement of any further documentation) from and in respect of any and all Claims of, by or to the Tenant of any nature whatsoever under or in respect of the Lease, the Premises or the Shopping Centre, including all Claims for amounts payable at any time in the past, present or future, and all Claims arising from, or relating to, any causes, acts, omissions, obligations, breaches, events, circumstances, things or other matters of any nature whatsoever that have occurred or existed on or before the Surrender Date, or otherwise exist as of the Surrender Date, whether known, unknown, discoverable, latent, anticipated, asserted, contingent or actual, or liquidated or unliquidated.

(d)
Notwithstanding Sections 3 and 4 and the foregoing provisions of this Section 5, or any other provisions of this Agreement, the releases and discharges set out therein shall not be applicable in respect of the Continuing Liabilities, and any Claims arising from or relating thereto, and the Landlord, the Owners and the Tenant shall continue to be liable for all Continuing Liabilities, and any Claims arising from or relating thereto, all of which shall survive beyond the Surrender Date.

(e)
The Tenant shall be responsible for all realty taxes payable pursuant to the Lease in respect of the period prior to the Surrender Date. The Landlord shall be responsible for all such realty taxes in respect of the period after the Surrender Date. On or prior to the Surrender Date, the Tenant shall pay to the Landlord: (i) all amounts, if any, owing and not yet paid under the Lease in respect of the 2013 [and/or 2014] calendar year[s] for realty taxes; and (ii) an amount equal to the realty taxes accrued and not yet paid pursuant to the Lease for the period between January 1, [2014/2015] and the Surrender Date. Upon receipt of the final tax bill(s) for the Premises (or, if applicable, the property of which the Premises form a part) for the periods referred to in this Section 5(e), the Landlord shall deliver to the Tenant a statement setting out the calculation of the taxes payable by the Tenant pursuant to the Lease based on such final tax bill(s). If: (A) the amount the Tenant has paid is less than the amounts due, the Tenant shall pay to the Landlord the amount of the underpayment; or (B) the amount paid by the Tenant is greater than the amounts due, the Landlord shall pay to the Tenant the amount of the overpayment, in each case of (A) and (B) no later than 20 Business Days following the delivery of such statement. In this

Agreement, "Realty Tax Adjustments" means the payments described in this Section 5(e).

6.
Notwithstanding any provisions of the Master Agreement, the Lease or this Agreement, but subject to the Tenant complying with the provisions of Section 7 hereof, the Landlord shall, on the Surrender Date, accept the Premises in the physical and environmental condition in which it existed as of the Execution Date, subject to reasonable wear and tear occurring during the Interim Period; provided that, notwithstanding the foregoing and the provisions of the Lease, but subject to the Tenant complying with the provisions of Section 7 hereof, the Tenant shall not be required to carry out any repairs or replacements to or in the Premises during the Interim Period or on or after the Surrender other than routine maintenance and cleaning and those repairs necessary to enable the Tenant to continue to operate its business in the Premises in accordance with Applicable Laws and in accordance with the requirements of the insurers of the Premises and the Shopping Centre, respectively, and in a safe and reasonable manner; provided that in the case of destruction of the Premises, or any material damage to the Premises that cannot be repaired by the Tenant within 30 days after commencing such repairs, using reasonable commercial efforts and proceeding diligently, the Tenant shall not be required to restore the Premises to its condition prior to such damage or destruction.

7.
The Tenant shall, in accordance with the terms of this Agreement and, to the extent not provided in this Agreement, in accordance with the terms of the Lease, at its expense, remove all its trade fixtures, stock-in-trade, inventory and other personal property and all of its signs and other identification from the Premises and other parts of the Shopping Centre, and the Tenant shall promptly repair at its expense any damage caused to the Premises or any other portion of the Shopping Centre, as the case may be, which may occur as a result of the installation or removal of such items; provided that such obligation shall not include the obligation, and the Tenant shall not be required, to repair or restore any "shadowing" or discolouration as a result of the long-term installation of such items. The work described in this Section 5 shall be performed by the Tenant not later than the 30th day after the Surrender Date, and the Landlord agrees that it shall permit the Tenant and its contractors access to the Premises during such period for the purpose of carrying out and completing such work, subject to the Landlord's reasonable restrictions and requirements in respect of such access.

8.
The Tenant confirms that it shall be required to comply with its obligations to operate a department store in the Premises up to and including the Surrender Date in accordance with the terms of the Lease. Notwithstanding the foregoing, for the period commencing on the 120th day prior to the Surrender Date and ending on the Surrender Date the Tenant shall be permitted to conduct a liquidation sale at the Premises; provided that: (i) such liquidation sale shall be carried out by the Tenant itself (and not by any third party); (ii) such liquidation sale shall not include any inventory or goods brought to the Premises for the purposes of such liquidation sale and that was not a part of the Tenant's inventory at the Premises in the ordinary course of business; and (iii) all signage and advertising in respect of such liquidation sale shall be subject to the prior written approval of the Landlord, acting reasonably.

9.
The Tenant covenants and agrees that it has the right, full power and authority to surrender and terminate the Lease and the Premises in the manner aforesaid, and that, as of the date of this Agreement the Tenant has not (and as of the Surrender Date, the Tenant shall not have) executed any other instruments, deeds or other documents pursuant to which the Lease and the unexpired portion of the Term, including any renewals or extensions thereof, shall in any way be sublet, charged, encumbered, assigned or otherwise transferred.

10.
The Landlord and the Owners jointly and severally covenant and agree that they have the right, full power and authority to accept the surrender and termination of the Lease and the Premises in the manner aforesaid.

11.
The Tenant shall, at its expense, promptly execute such further documentation with respect to the Premises and the Lease to give effect to this Agreement as the Landlord reasonably requires from time to time.

12.
The parties confirm that in all other respects, the terms, covenants and conditions of the Lease remain unchanged and in full force and effect, except as modified by this Agreement. It is understood and agreed that all terms and expressions when used in this Agreement, unless a contrary intention is expressed herein, have the same meaning as they have in the Lease. In the event of any conflict or inconsistency between the provisions of this Agreement and the provisions of the Lease then, notwithstanding anything contained in the Lease, the provisions contained in this Agreement shall prevail to the extent of such conflict or inconsistency.

13.
The Tenant hereby acknowledges that it is of critical importance to the Landlord that the Tenant deliver vacant possession of the Premises to the Landlord on or before the Surrender Date and do the work provided for in Section 7 as provided for therein, and that any failure by the Tenant to do so will result in the Landlord suffering significant damages. The Tenant agrees that if the Tenant fails to so deliver vacant possession, then: (i) the Landlord shall be entitled to exercise all of the right and remedies to which it is entitled, at law or in equity, as a result of any such failure by the Tenant; and (ii) the Tenant shall indemnify and hold harmless the Landlord from any and all claims, expenses, costs, losses, damages and liabilities whatsoever incurred as a result thereof (including, without limitation, any loss of rentals), and if legal action is brought for the recovery of possession of the Premises, the Tenant shall pay to the Landlord, forthwith upon demand, any and all costs and expenses (including legal fees, on a substantial indemnity or solicitor and client basis, as the case may be, and expenses) incurred on account thereof together with all damages for which the Landlord may be liable. It is understood and agreed that money damages would not be a sufficient remedy for such a failure by the Tenant and that the Landlord would be entitled to specific performance and injunctive or other equitable relief as a remedy for such failure. Such remedy shall be in addition to all other remedies available at law or in equity.

14.
This Agreement shall enure to the benefit of and be binding upon the parties hereto, the successors and assigns of the Landlord and the Owners and the permitted successors and permitted assigns of the Tenant.

15.	In this Agreement:

(a)
"Continuing Liabilities" means, in respect of each of the Landlord, the Owners and the Tenant: (i) all obligations and liabilities resulting or arising from a breach by such Person of its obligations pursuant to this Agreement or the Interim Period Obligations; (ii) all representations and warranties made by such Person in the Master Agreement and all other obligations and liabilities of such Person under any provisions of the Master Agreement which are expressly stated in the Master Agreement to survive the Closing (as such term is defined in the Master Agreement); and (iii) all obligations by such Person to make the Realty Tax Adjustments, if any; [Note: Insert the following only for [Redacted]: "and also includes, in respect of the Landlord, the [Redacted] Consent Payment Obligations"]

(b)
"Interim Period Obligations" means all obligations and liabilities of the Landlord and the Tenant under or in respect of the Lease, the Premises or the Shopping Centre during or in respect of the Interim Period subject to the modifications of such obligations provided for in Sections 6, 7 and 8 of this Agreement;

(c)	"Master Agreement" means the agreement entitled "Master Agreement for Surrender of Leases" and dated as of ■ between the Landlord, the Owners and the Tenant [Note: add reference to all parties]; and

(d)
[Note: Insert the following only for [Redacted]: "(d) "[Redacted] Consent Payment Obligations" means the obligation of the Landlord to pay [Redacted] to the Tenant in the event [Redacted], which payment shall be made in accordance with the provisions of the [Redacted] Consent Letter Agreement, and excludes every other obligation or liability arising from, or relating to, the [Redacted] Consent Letter Agreement;"]

(e)	"Realty Tax Adjustments" has the meaning set out in Section 5(e).

(f)
[Note: Insert the following only for [Redacted]: "(f) "[Redacted] Consent Letter Agreement" means the letter agreement dated January 10, 2010 between the Landlord and the Tenant, as amended pursuant to a letter agreement dated March 7, 2011 between the Landlord and the Tenant, and as further amended, supplemented or otherwise modified."]

IN WITNESS WHEREOF the parties hereto have duly executed this Agreement as of the day and year first above written.

[INSERT NAMES OF APPLICABLE LANDLORD]
by
Name:
Title:

Name:
Title:
I/We have authority to bind the corporation.

SEARS CANADA INC.
by
Name:
Title:

Name:
Title:
I/We have authority to bind the corporation.

[INSERT NAMES AND SIGNING LINES FOR THE OWNERS]

SCHEDULE A-2

FORM OF AGREEMENT RE: AMENDMENT, PARTIAL SURRENDER AND PARTIAL TERMINATION OF LEASE
THIS AGREEMENT is dated the X day of X, 20X.
B E T W E E N:
[Redacted]
(the "Landlord")
- and -
SEARS CANADA INC.
(the "Tenant")
- and -
[Redacted]
(the "Owners")

WHEREAS by a lease dated the 10th day of February, 1977, and made between the Landlord and the Tenant (or their respective predecessors in title) (such lease, as amended or supplemented prior to the date hereof, and together with all other lease documents, agreements and understandings between the Landlord and the Tenant (or their respective predecessors in title) in respect of the Shopping Centre entered into prior to the date hereof, whether written or oral, the "Existing Lease"), subject to and upon the terms, covenants and conditions contained in the Existing Lease, the Landlord leased and demised to the Tenant certain premises (the "Existing Premises") located in the Toronto Eaton Centre (the "Shopping Centre"), in the City of Toronto, in the Province of Ontario. The initial term of the Existing Lease commenced on February 11, 1977 and continued for thirty (30) years, at which time it was renewed for a period of ten (10) years. Such initial renewal term (the "Current Term") is continuing and shall expire on February 9, 2017, subject to the existing rights of renewal set out in the Existing Lease (the "Renewal Rights");
AND WHEREAS the Landlord, the Tenant and the Owners have agreed that the Current Term of the Existing Lease as it applies to all of the Surrendered Premises (but not the Office Premises) will automatically terminate and expire at 11:59 p.m. on the 28th day of February, 2014 (the "Effective Time"), and the Tenant will have no right to renew the Current Term in respect of the Surrendered Premises, and the Tenant shall surrender to the Landlord at the Effective Time all of the Surrendered Premises (but not the Office Premises);
AND WHEREAS from and including the Effective Time, the Tenant shall continue to lease the Office Premises pursuant to the Existing Lease, as amended pursuant to this Agreement, and subject to such other amendments to the Existing Lease which the Landlord and the Tenant have agreed are necessary or desirable as a result of the substantial reduction of the area of the Existing Premises and to reflect that the use of the continuing premises will be solely for office premises and not for mixed office and retail premises, such changes to take effect at the Effective Time;
AND WHEREAS the Landlord and the Tenant have agreed that for the purposes of clarity and convenience it is preferable to incorporate the amendments to the Existing Lease set out in this Agreement and to make such other amendments in and by way of an amendment and restatement of the Existing Lease and, accordingly, have agreed to enter into an amended and restated lease (the "Amended and Restated Lease") on the Execution Date, but subject to Section 14;
AND WHEREAS the Landlord and the Tenant have entered into the Amended and Restated Lease on the Execution Date;
AND WHEREAS the Amended and Restated Lease will not now, nor at the Effective Time, constitute a surrender and re-grant of the demise and lease of the Office Premises but rather, effective as of the Effective Time, constitutes an amendment and restatement of the terms and conditions applicable to the continuing demise and lease of the Office Premises, which demise and lease was made pursuant to Existing Lease.
AND WHEREAS all terms used in this Agreement but not otherwise defined herein shall have the meaning ascribed thereto in the Master Agreement (as defined in Section 16 hereof);
NOW THEREFORE THIS AGREEMENT WITNESSETH that in consideration of the sum of TWO DOLLARS ($2.00) now paid by each party to the other (the receipt and sufficiency of which is hereby acknowledged), and other mutual covenants and agreements, the parties do hereby agree as follows:

1.	The parties hereby acknowledge, confirm and agree that the foregoing recitals are true in substance and in fact.

2.
The Existing Lease is hereby amended by deleting all Renewal Rights in favour of the Tenant as they apply to the Surrendered Premises only, and reducing the Current Term as it applies to the Surrendered Premises so that the Existing Lease as it applies to the Surrendered Premises (but not the Office Premises) will automatically terminate and expire at the Effective Time, and the Tenant hereby agrees that it shall surrender and deliver up vacant possession of the Surrendered Premises (but not the Office Premises), free and clear of all encumbrances and rights of third parties (other than the TEC Subleases and the rights of the Persons entitled to use, possess and/or occupy parts of the TEC Three Below Premises pursuant thereto), to the Landlord at the Effective Time in accordance with the terms of this Agreement and, to the extent not otherwise provided in this Agreement or in the Master Agreement, in accordance with the terms of the Existing Lease. At the Effective Time, the Amended and Restated Lease, together with this Agreement, shall constitute the entire agreement between the Landlord and the Tenant with respect to the continuing demise and lease of the Office Premises from and including the Effective Time and supersedes all other lease documents, agreements and understandings between the Landlord and the Tenant, whether written or oral (including the Existing Lease), in respect of the continuing demise and lease of the Office Premises. Without limiting the generality of the foregoing, it is agreed that all options (including, without limitation, all options to extend or renew the Existing Lease as it applies to the Surrendered Premises), rights and/or entitlements under the Existing Lease or related thereto (whether personal or realty) and all rights of the Tenant or any of its affiliates in respect of the Surrendered Premises and the Shopping Centre, to the extent not provided for pursuant to the Amended and Restated Lease, shall terminate at the Effective Time.

3.
With the exception only of Continuing Liabilities, and any Claims arising from or relating thereto, the Tenant hereby unconditionally, absolutely, fully and finally releases and forever discharges the Landlord and each of the Owners from and in respect of any and all Claims of any nature whatsoever under or in respect of the Existing Lease as it applies to all or any portion of the Surrendered Premises (but not the Office Premises), the Surrendered Premises, or the Shopping Centre (excluding the Office Premises), including all Claims for amounts payable at any time in the past, present or future, and all Claims arising from, or relating to, any causes, acts, omissions, obligations, breaches, events, circumstances, things or other matters of any nature whatsoever that have occurred or existed prior to the date hereof, or otherwise exist as of the date hereof, whether known, unknown, discoverable, latent, anticipated, asserted, contingent or actual, or liquidated or unliquidated.

4.
With the exception only of Continuing Liabilities, and any Claims arising from or relating thereto, the Landlord and the Owners hereby unconditionally, absolutely, fully and finally release and forever discharge the Tenant from and in respect of any and all Claims of any nature whatsoever under or in respect of the Existing Lease as it applies to all or any portion of the Surrendered Premises (but not the Office Premises), the Surrendered Premises, or the Shopping Centre (excluding the Office Premises), including all Claims for amounts payable at any time in the past, present or future, and all Claims arising from, or relating to, any causes, acts, omissions, obligations, breaches, events, circumstances, things or other matters of any nature whatsoever that have occurred or existed prior to the date hereof, or otherwise exist as of the date hereof, whether known, unknown, discoverable, latent, anticipated, asserted, contingent or actual, or liquidated or unliquidated.

5.
(a)     Subject to Section 5(e), upon the partial termination of the Existing Lease and surrender of the Surrendered Premises, there shall be no adjustment in respect of rent or other amounts payable under the Existing Lease as it applies to all or any portion of the Surrendered Premises.

(b)
At the Effective Time, with the exception only of Continuing Liabilities, and any Claims arising from or relating thereto, the Tenant shall be unconditionally, absolutely, fully and finally released and forever discharged (automatically and without the requirement of any further documentation) from and in respect of any and all Claims of, by or to the Landlord or the Owners of any nature whatsoever under or in respect of the Existing Lease as it applies to all or any portion of the Surrendered Premises (but not the Office Premises), the Surrendered Premises, or

the Shopping Centre (excluding the Office Premises), including all Claims for amounts payable at any time in the past, present or future, and all Claims arising from, or relating to, any causes, acts, omissions, obligations, breaches, events, circumstances, things or other matters of any nature whatsoever that have occurred or existed on or before the Effective Time, or otherwise exist as of the Effective Time, whether known, unknown, discoverable, latent, anticipated, asserted, contingent or actual, or liquidated or unliquidated.

(c)
At the Effective Time, with the exception only of Continuing Liabilities, and any Claims arising from or relating thereto, the Landlord and each of the Owners shall be unconditionally, absolutely, fully and finally released and forever discharged (automatically and without the requirement of any further documentation) from and in respect of any and all Claims of, by or to the Tenant of any nature whatsoever under or in respect of the Existing Lease as it applies to all or any portion of the Surrendered Premises (but not the Office Premises), the Surrendered Premises, or the Shopping Centre (excluding the Office Premises), including all Claims for amounts payable at any time in the past, present or future, and all Claims arising from, or relating to, any causes, acts, omissions, obligations, breaches, events, circumstances, things or other matters of any nature whatsoever that have occurred or existed on or before the Effective Time, or otherwise exist as of the Effective Time, whether known, unknown, discoverable, latent, anticipated, asserted, contingent or actual, or liquidated or unliquidated.

(d)
Notwithstanding Sections 3 and 4 and the foregoing provisions of this Section 5, or any other provisions of this Agreement, the releases and discharges set out therein shall not be applicable in respect of the Continuing Liabilities, and any Claims arising from or relating thereto, and the Landlord, the Owners and the Tenant shall continue to be liable for all Continuing Liabilities, and any Claims arising from or relating thereto, all of which shall survive beyond the Effective Time.

(e)
The Tenant shall be responsible for all realty taxes payable pursuant to the Existing Lease in respect of the period prior to the Surrender Date. The Landlord shall be responsible for all such realty taxes in respect of the period after the Surrender Date, but in respect of the Surrendered Premises only (and not in respect of the Office Premises). On or prior to the Surrender Date, the Tenant shall pay to the Landlord: (i) all amounts, if any, owing and not yet paid under the Existing Lease in respect of the 2013 calendar year for realty taxes; and (ii) an amount equal to the realty taxes accrued and not yet paid pursuant to the Existing Lease for the period between January 1, 2014 and the Surrender Date. Upon receipt of the final tax bill(s) for the Existing Premises (or, if applicable, the property of which the Existing Premises form a part) for the periods referred to in this Section 5(e), the Landlord shall deliver to the Tenant a statement setting out the calculation of the taxes payable by the Tenant pursuant to the Existing Lease based on such final tax bill(s). If: (A) the amount the Tenant has paid is less than the amounts due, the Tenant shall pay to the Landlord the amount of the underpayment; or (B) the amount paid by the Tenant is greater than the amounts due, the Landlord shall pay to the Tenant the amount of the overpayment, in each case of (A) and (B) no later than 20 Business Days following the delivery of such statement. In this Agreement, "Realty Tax Adjustments" means the payments described in this Section 5(e).

6.
Notwithstanding any provisions of the Master Agreement, the Existing Lease or this Agreement, but subject to the Tenant complying with the provisions of Section 7 hereof, the Landlord shall, at the Effective Time, accept the Surrendered Premises in the physical and environmental condition in which it existed as of the Execution Date, subject to reasonable wear and tear occurring during the Interim Period; provided that, notwithstanding the foregoing and the provisions of the Existing Lease, but subject to the Tenant complying with the provisions of Section 7 hereof, the Tenant shall not be required to carry out any repairs or replacements to or in the Surrendered Premises during the Interim Period or on or after the Surrender other than routine maintenance and cleaning and those repairs necessary to enable the Tenant to continue to operate its business in the Surrendered Premises in accordance with Applicable Laws and in accordance with the requirements of the insurers of the Surrendered Premises and the Shopping Centre, respectively, and in a safe and reasonable manner; provided that in the case of destruction of the Surrendered Premises, or any material damage to the Premises that cannot be repaired by the Tenant within 30 days after commencing such repairs, using reasonable commercial efforts and proceeding diligently, the Tenant shall not be required to restore the Surrendered Premises to its condition prior to such damage or destruction.

7.
The Tenant shall, in accordance with the terms of this Agreement and, to the extent not provided in this Agreement, in accordance with the terms of the Existing Lease, at its expense, remove all its trade fixtures, stock-in-trade, inventory and other personal property and all of its signs and other identification from the Surrendered Premises and other parts of the Shopping Centre, and the Tenant shall promptly repair at its expense any damage caused to the Surrendered Premises or any other portion of the Shopping Centre, as the case may be, which may occur as a result of the installation or removal of such items; provided that such obligation shall not include the obligation, and the Tenant shall not be required, to repair or restore any "shadowing" or discolouration as a result of the long-term installation of such items. The work described in this Section 5 shall be performed by the Tenant not later than the 30th day after the Effective Time, and the Landlord agrees that it shall permit the Tenant and its contractors access to the Surrendered Premises during such period for the purpose of carrying out and completing such work, subject to the Landlord's reasonable restrictions and requirements in respect of such access.

8.
The Tenant confirms that it shall be required to comply with its obligations to operate a department store in the Surrendered Premises up to and including the Effective Time in accordance with the terms of the Existing Lease. Notwithstanding the foregoing, for the period commencing on the 120th day prior to the Effective Time and ending at the Effective Time the Tenant shall be permitted to conduct a liquidation sale at the Surrendered Premises; provided that: (i) such liquidation sale shall be carried out by the Tenant itself (and not by any third party); (ii) such liquidation sale shall not include any inventory or goods brought to the Existing Premises for the purposes of such liquidation sale and that was not a part of the Tenant's inventory at the Existing Premises in the ordinary course of business; and (iii) all signage and advertising in respect of such liquidation sale shall be subject to the prior written approval of the Landlord, acting reasonably.

9.
The Tenant covenants and agrees that it has the right, full power and authority to partially terminate the Existing Lease and surrender the Surrendered Premises in the manner aforesaid, and that, as of the date of this Agreement the Tenant has not (and as of the Effective Time, the Tenant shall not have) executed any other instruments, deeds or other documents pursuant to which the Existing Lease and the unexpired portion of the Term, including any renewals or extensions thereof, shall in any way be sublet, charged, encumbered, assigned or otherwise transferred (other than pursuant to the TEC Subleases).

10.
The Landlord and the Owners jointly and severally covenant and agree that they have the right, full power and authority to accept the partial termination of the Existing Lease and surrender of the Surrendered Premises in the manner aforesaid.

11.
The Tenant shall, at its expense, promptly execute such further documentation with respect to the Surrendered Premises and the Existing Lease to give effect to this Agreement as the Landlord reasonably requires from time to time.

12.
The parties confirm that in all other respects, the terms, covenants and conditions of the Existing Lease remain unchanged and in full force and effect, except as modified by this Agreement. It is understood and agreed that all terms and expressions when used in this Agreement, unless a contrary intention is expressed herein, have the same meaning as they have in the Existing Lease. In the event of any conflict or inconsistency between the provisions of this Agreement and the provisions of the Existing Lease then, notwithstanding anything contained in the Existing Lease, the provisions contained in this Agreement shall prevail to the extent of such conflict or inconsistency.

13.
The Tenant hereby acknowledges that it is of critical importance to the Landlord that the Tenant deliver vacant possession of the Surrendered Premises (subject to the TEC Subleases) to the Landlord on or before the Effective Time and do the work provided for in Section 7 as provided for therein, and that any failure by the Tenant to do so will result in the Landlord suffering significant damages. The Tenant agrees that if the Tenant fails to so deliver vacant possession (subject to the TEC Subleases), then: (i) the Landlord shall be entitled to exercise all of the right and remedies to which it is entitled, at law or in equity, as a result of any such failure by the Tenant; and (ii) the Tenant shall indemnify and hold harmless the Landlord from any and all claims, expenses, costs, losses, damages and liabilities whatsoever incurred as a result thereof (including, without limitation, any loss of rentals), and if legal action is brought for the recovery of possession of the Surrendered Premises, the Tenant shall pay to the Landlord, forthwith upon demand, any and all costs and expenses (including legal fees, on a substantial indemnity or solicitor and client basis, as the case may be, and expenses) incurred on account thereof together with all damages for which the Landlord may be liable. It is understood and agreed that money damages would not be a sufficient remedy for such a failure by the Tenant and that the Landlord would be entitled to specific performance and injunctive or other equitable relief as a remedy for such failure. Such remedy shall be in addition to all other remedies available at law or in equity.

14.
During the Interim Period the rights and obligations of the Landlord and Tenant in respect of the Office Premises shall be governed by the Existing Lease, as amended by this Agreement. For the period from and including the Effective Time until the expiry of the Term all of such rights and obligations shall be governed by the Amended and Restated Lease. The provisions of the Amended and Restated Lease shall come into full force and effect at the Effective Time (automatically and without the requirement of any further documentation and notwithstanding any intervening event or circumstances, whether seen or unforeseen). Notwithstanding the foregoing sentence, the foregoing provisions of this Section 14 shall be in full force and effect as of the Execution Date.

15.
This Agreement shall enure to the benefit of and be binding upon the parties hereto, the successors and assigns of the Landlord and the Owners and the permitted successors and permitted assigns of the Tenant.

16.	In this Agreement:

(a)
"Continuing Liabilities" means, in respect of each of the Landlord, the Owners and the Tenant: (i) all obligations and liabilities resulting or arising from a breach by such Person of its obligations pursuant to this Agreement or the Interim Period Obligations; (ii) all representations and warranties made by such Person in the Master Agreement and all other obligations and liabilities of such Person under any provisions of the Master Agreement which are expressly stated in the Master Agreement to survive the Closing (as such term is defined in the Master Agreement); (iii) all obligations and liabilities of such Person the Amended and Restated Lease; and (iv) all obligations by such Person to make the Realty Tax Adjustments, if any;

(b)
"Interim Period Obligations" means all obligations and liabilities of the Landlord and the Tenant under or in respect of the Existing Lease, the Existing Premises or the Shopping Centre during or in respect of the Interim Period subject to the modifications of such obligations provided for in Sections 6, 7 and 8 of this Agreement;

(c)	"Office Premises" has the meaning set out in the Amended and Restated Lease;

(d)	"Surrendered Premises" means all of the Existing Premises, except the Office Premises;

(e)	"Master Agreement" means the agreement entitled "Master Agreement for Surrender of Leases" and dated as of ■ between the Landlord, the Owners and the Tenant [Note: add reference to all parties]; and

(f)	"Realty Tax Adjustments" has the meaning set out in Section 5(e).

IN WITNESS WHEREOF the parties hereto have duly executed this Agreement as of the day and year first above written.

[Redacted]
by
Name:
Title:

Name:
Title:
I/We have authority to bind the corporation.

SEARS CANADA INC.
by
Name:
Title:

Name:
Title:
I/We have authority to bind the corporation.

[Redacted]
by
Name:
Title:

Name:
Title:
I/We have authority to bind the corporation.

[Redacted]
by
Name:
Title:

Name:
Title:
I/We have authority to bind the corporation.

[Redacted]
by
Name:
Title:

Name:
Title:
I/We have authority to bind the corporation.

SCHEDULE A-3

FORM OF AGREEMENT
RE: AMENDMENT,
FULL SURRENDER AND FULL TERMINATION,
OF LEASE - RICHMOND SEARS LEASE
THIS AGREEMENT is dated the X day of X, 20X.
B E T W E E N:
[Redacted]
(the "Landlord")
- and -
SEARS CANADA INC.
(the "Tenant")
- and -
[Redacted]
(the "Owners")

WHEREAS by a lease dated the X day of X, 20X, and made between the ■ [insert name of Landlord] and the Tenant (or their respective predecessors in title) (such lease, as amended or supplemented prior to the date hereof, the "Lease"), ■ leased to the Tenant for and during a term of X (X) years, X (X) months and X (X) days, from and including the X day of X , 20X, to and including the X day of X, 20X (the "Term"), subject to and upon the terms, covenants and conditions contained in the Lease, certain premises (the "Premises") located in the X (the "Shopping Centre"), in the City of X, in the Province of X; [Note: Insert all applicable details.]
AND WHEREAS the Landlord, the Tenant and the Owners have agreed that the Lease shall be amended, and surrendered and terminated in accordance with the terms and conditions hereinafter set forth;
NOW THEREFORE THIS AGREEMENT WITNESSETH that in consideration of the sum of TWO DOLLARS ($2.00) now paid by each party to the other (the receipt and sufficiency of which is hereby acknowledged), and other mutual covenants and agreements, the parties do hereby agree as follows:

1.	The parties hereby acknowledge, confirm and agree that the foregoing recitals are true in substance and in fact.

2.
The Lease is hereby amended by reducing the Term so that the Lease will automatically terminate and expire at 11:59 p.m. on the 28th day of February, 2015 (the "Surrender Date"), and the Tenant hereby agrees that it shall surrender the Lease and deliver up vacant possession of the Premises, free and clear of all encumbrances and rights of third parties, to the Landlord on the Surrender Date in accordance with the terms of this Agreement and, to the extent not otherwise provided in this Agreement, the Richmond Master Agreement or in the Master Agreement, in accordance with the terms of the Lease. Without limiting the generality of the foregoing, it is agreed that all options (including, without limitation, all options to extend or renew the Lease), rights and/or entitlements under the Lease or related thereto (whether personal or realty) and all rights of the Tenant or any of its affiliates in respect of the Premises and the Shopping Centre shall terminate on the Surrender Date.

3.
With the exception only of Continuing Liabilities, and any Claims arising from or relating thereto, the Tenant hereby unconditionally, absolutely, fully and finally releases and forever discharges the Landlord and each of the Owners from and in respect of any and all Claims of any nature whatsoever under or in respect of the Lease, the Premises or the Shopping Centre, including all Claims for amounts payable at any time in the past, present or future, and all Claims arising from, or relating to, any causes, acts, omissions, obligations, breaches, events, circumstances, things or other matters of any nature whatsoever that have occurred or existed prior to the date hereof, or otherwise exist as of the date hereof, whether known, unknown, discoverable, latent, anticipated, asserted, contingent or actual, or liquidated or unliquidated.

4.
With the exception only of Continuing Liabilities and the Realty Tax Adjustments, and any Claims arising from or relating thereto, the Landlord and the Owners hereby unconditionally, absolutely, fully and finally release and forever discharge the Tenant from and in respect of any and all Claims of any nature whatsoever under or in respect of the Lease, the Premises or the Shopping Centre, including all Claims for amounts payable at any time in the past, present or future, and all Claims arising from, or relating to, any causes, acts, omissions, obligations, breaches, events, circumstances, things or other matters of any nature whatsoever that have occurred or existed prior to the date hereof, or otherwise exist as of the date hereof, whether known, unknown, discoverable, latent, anticipated, asserted, contingent or actual, or liquidated or unliquidated.

5.	(a) Subject to Section 5(e), upon the surrender and termination of the Lease there shall be no adjustment in respect of rent or other amounts payable under the Lease.

(b)
On the Surrender Date, with the exception only of Continuing Liabilities and the Realty Tax Adjustments, and any Claims arising from or relating thereto, the Tenant shall be unconditionally, absolutely, fully and finally released and forever discharged (automatically and without the requirement of any further documentation) from and in respect of any and all Claims of, by or to the Landlord or the Owners of any nature whatsoever under or in respect of the Lease, the Premises or the Shopping Centre, including all Claims for amounts payable at any time in the past, present or future, and all Claims arising from, or relating to, any causes, acts, omissions, obligations, breaches, events, circumstances, things or other matters of any nature whatsoever that have occurred or existed on or before the Surrender Date, or otherwise exist as of the Surrender Date, whether known, unknown, discoverable, latent, anticipated, asserted, contingent or actual, or liquidated or unliquidated.

(c)
On the Surrender Date, with the exception only of Continuing Liabilities, and any Claims arising from or relating thereto, the Landlord and each of the Owners shall be unconditionally, absolutely, fully and finally released and forever discharged (automatically and without the requirement of any further documentation) from and in respect of any and all Claims of, by or to the Tenant of any nature whatsoever under or in respect of the Lease, the Premises or the Shopping Centre, including all Claims for amounts payable at any time in the past, present or future, and all Claims arising from, or relating to, any causes, acts, omissions, obligations, breaches, events, circumstances, things or other matters of any nature whatsoever that have occurred or existed on or before the Surrender Date, or otherwise exist as of the Surrender Date, whether known, unknown, discoverable, latent, anticipated, asserted, contingent or actual, or liquidated or unliquidated.

(d)
Notwithstanding Sections 3 and 4 and the foregoing provisions of this Section 5, or any other provisions of this Agreement, the releases and discharges set out therein shall not be applicable in respect of the Continuing Liabilities, and any Claims arising from or relating thereto, and the Landlord, the Owners and the Tenant shall continue to be liable for all Continuing Liabilities, and any Claims arising from or relating thereto, all of which shall survive beyond the Surrender Date.

(e)
The Tenant shall be responsible for all realty taxes payable pursuant to the Lease in respect of the period prior to the Surrender Date. The Landlord shall be responsible for all such realty taxes in respect of the period after the Surrender Date. On or prior to the Surrender Date, the Tenant shall pay to the Landlord: (i) all amounts, if any, owing and not yet paid under the Lease in respect of the 2013 and/or 2014 calendar years for realty taxes; and (ii) an amount equal to the realty taxes accrued and not yet paid pursuant to the Lease for the period between January 1, 2015 and the Surrender Date. Upon receipt of the final tax bill(s) for the Premises (or, if applicable, the property of which the Premises form a part) for the periods referred to in this Section 5(e), the Landlord shall deliver to the Tenant a statement setting out the calculation of the taxes payable by the Tenant pursuant to the Lease based on such final tax bill(s). If: (A) the amount the Tenant has paid is less than the amounts due, the Tenant shall pay to the Landlord the amount of the underpayment; or (B) the amount paid by the Tenant is greater than the amounts due, the Landlord shall pay to the Tenant the amount of the overpayment, in each case of (A) and (B) no later than 20 business days following the delivery of such statement. In this Agreement, "Realty Tax Adjustments" means the payments described in this Section 5(e).

6.	Notwithstanding any provisions of the Master Agreement, the Richmond Master Agreement, the Lease or this Agreement, but subject to the Tenant complying with the provisions of

Section 7 hereof, the Landlord shall, on the Surrender Date, accept the Premises in the physical and environmental condition in which it existed as of the Execution Date, subject to reasonable wear and tear occurring during the Interim Period; provided that, notwithstanding the foregoing and the provisions of the Lease, but subject to the Tenant complying with the provisions of Section 7 hereof, the Tenant shall not be required to carry out any repairs or replacements to or in the Premises during the Interim Period or on or after the Surrender other than routine maintenance and cleaning and those repairs necessary to enable the Tenant to continue to operate its business in the Premises in accordance with Applicable Laws and in accordance with the requirements of the insurers of the Premises and the Shopping Centre, respectively, and in a safe and reasonable manner; provided that in the case of destruction of the Premises, or any material damage to the Premises that cannot be repaired by the Tenant within 30 days after commencing such repairs, using reasonable commercial efforts and proceeding diligently, the Tenant shall not be required to restore the Premises to its condition prior to such damage or destruction.

7.
The Tenant shall, in accordance with the terms of this Agreement and, to the extent not provided in this Agreement, in accordance with the terms of the Lease, at its expense, remove all its trade fixtures, stock-in-trade, inventory and other personal property and all of its signs and other identification from the Premises and other parts of the Shopping Centre, and the Tenant shall promptly repair at its expense any damage caused to the Premises or any other portion of the Shopping Centre, as the case may be, which may occur as a result of the installation or removal of such items; provided that such obligation shall not include the obligation, and the Tenant shall not be required, to repair or restore any "shadowing" or discolouration as a result of the long-term installation of such items. The work described in this Section 5 shall be performed by the Tenant not later than the 30th day after the Surrender Date, and the Landlord agrees that it shall permit the Tenant and its contractors access to the Premises during such period for the purpose of carrying out and completing such work, subject to the Landlord's reasonable restrictions and requirements in respect of such access.

8.
The Tenant confirms that it shall be required to comply with its obligations to operate a department store in the Premises up to and including the Surrender Date in accordance with the terms of the Lease. Notwithstanding the foregoing, for the period commencing on the 120th day prior to the Surrender Date and ending on the Surrender Date the Tenant shall be permitted to conduct a liquidation sale at the Premises; provided that: (i) such liquidation sale shall be carried out by the Tenant itself (and not by any third party); (ii) such liquidation sale shall not include any inventory or goods brought to the Premises for the purposes of such liquidation sale and that was not a part of the Tenant's inventory at the Premises in the ordinary course of business; and (iii) all signage and advertising in respect of such liquidation sale shall be subject to the prior written approval of the Landlord, acting reasonably.

9.
The Tenant covenants and agrees that it has the right, full power and authority to surrender and terminate the Lease and the Premises in the manner aforesaid, and that, as of the date of this Agreement the Tenant has not (and as of the Surrender Date, the Tenant shall not have) executed any other instruments, deeds or other documents pursuant to which the Lease and the unexpired portion of the Term, including any renewals or extensions thereof, shall in any way be sublet, charged, encumbered, assigned or otherwise transferred.

10.
The Landlord and the Owners jointly and severally covenant and agree that they have the right, full power and authority to accept the surrender and termination of the Lease and the Premises in the manner aforesaid.

11.
The Tenant shall, at its expense, promptly execute such further documentation with respect to the Premises and the Lease to give effect to this Agreement as the Landlord reasonably requires from time to time.

12.
The parties confirm that in all other respects, the terms, covenants and conditions of the Lease remain unchanged and in full force and effect, except as modified by this Agreement. It is understood and agreed that all terms and expressions when used in this Agreement, unless a contrary intention is expressed herein, have the same meaning as they have in the Lease. In the event of any conflict or inconsistency between the provisions of this Agreement and the provisions of the Lease then, notwithstanding anything contained in the Lease, the provisions contained in this Agreement shall prevail to the extent of such conflict or inconsistency.

13.
The Tenant hereby acknowledges that it is of critical importance to the Landlord that the Tenant deliver vacant possession of the Premises to the Landlord on or before the Surrender Date and do the work provided for in Section 7 as provided for therein, and that any failure by the Tenant to do so will result in the Landlord suffering significant damages. The Tenant agrees that if the Tenant fails to so deliver vacant possession, then: (i) the Landlord shall be entitled to exercise all of the right and remedies to which it is entitled, at law or in equity, as a result of any such failure by the Tenant; and (ii) the Tenant shall indemnify and hold harmless the Landlord from any and all claims, expenses, costs, losses, damages and liabilities whatsoever incurred as a result thereof (including, without limitation, any loss of rentals), and if legal action is brought for the recovery of possession of the Premises, the Tenant shall pay to the Landlord, forthwith upon demand, any and all costs and expenses (including legal fees, on a substantial indemnity or solicitor and client basis, as the case may be, and expenses) incurred on account thereof together with all damages for which the Landlord may be liable. It is understood and agreed that money damages would not be a sufficient remedy for such a failure by the Tenant and that the Landlord would be entitled to specific performance and injunctive or other equitable relief as a remedy for such failure. Such remedy shall be in addition to all other remedies available at law or in equity.

14.
This Agreement shall enure to the benefit of and be binding upon the parties hereto, the successors and assigns of the Landlord and the Owners and the permitted successors and permitted assigns of the Tenant.

15.
Each of the CF Party and the Tenant acknowledges that the IC Parties are not parties to the Master Agreement and have not been provided with a copy of it. Furthermore, each of the CF Party and the Tenant agrees with the IC Parties that the IC Parties do not have any obligations or liabilities under the Master Agreement.

16.	In this Agreement:

(a)
"Applicable Laws" means all statutes, laws, by-laws, rules, regulations, ordinances, orders, judgments, decrees, decisions or other requirements having the force of law of governmental authorities having jurisdiction, whether federal, provincial, municipal or otherwise;

(b)	"CF Party" means [Redacted];

(c)
"Claims" means all past, present and future claims, suits, proceedings, liabilities, obligations, losses, damages, penalties, judgments, costs, expenses, fines, disbursements, legal fees on a substantial indemnity basis, interest, demands and actions of any nature or any kind whatsoever;

(d)
"Continuing Liabilities" means in respect of each of the Landlord, the Owners and the Tenant: (i) all obligations and liabilities resulting or arising from a breach by such Person of its obligations pursuant to this Agreement or the Interim Period Obligations; (ii) all representations and warranties made by such Person in the Master Agreement and/or the Richmond Master Agreement (as applicable) and all other obligations and liabilities of such Person under any provisions of the Master Agreement and/or the Richmond Master Agreement (as applicable) which are expressly stated in the Master Agreement and/or the Richmond Master Agreement (as applicable) to survive the Closing (as such term is defined in the Master Agreement); and (iii) all obligations by such Person to make the Realty Tax Adjustments, if any;

(e)	"Execution Date" means ■; [Note: Insert date that Master Agreement is executed.]

(f)	"IC Parties" means [Redacted];

(g)	"Interim Period" means the period commencing on the Execution Date and ending on the Surrender Date;

(h)
"Interim Period Obligations" means all obligations and liabilities of the Landlord and the Tenant under or in respect of the Lease, the Premises or the Shopping Centre during or in respect of the Interim Period subject to the modifications of such obligations provided for in Sections 6, 7 and 8 of this Agreement; and

(i)	"Master Agreement" means the agreement entitled "Master Agreement for Surrender of Leases" and dated as of ■ between the CF Party and the Tenant [Note: add reference to all parties];

(j)	"Realty Tax Adjustments" has the meaning set out in Section 5(e);

(k)
"Richmond Master Agreement" means the agreement entitled "Agreement Re: Surrender and Termination of Sears Lease at Richmond Centre" and dated as of ■ between the Landlord, the Owners and the Tenant; and

(l)	"Surrender Date" has the meaning set out in Section 2.
IN WITNESS WHEREOF the parties hereto have duly executed this Agreement as of the day and year first above written.

[Redacted]
by
Name:
Title:

Name:
Title:
I/We have authority to bind the corporation.

[Redacted]
by
Name:
Title:

Name:
Title:
I/We have authority to bind the corporation.

SEARS CANADA INC.
by
Name:
Title:

Name:
Title:
I/We have authority to bind the corporation.

[Redacted]
by
Name:
Title:

Name:
Title:
I/We have authority to bind the corporation.

[Redacted]
by
Name:
Title:

Name:
Title:
I/We have authority to bind the corporation.

SCHEDULE B

FORM OF HST/GST UNDERTAKING AND INDEMNITY

TO:	SEARS CANADA INC. (the "Tenant")

RE:	Agreement Re: Amendment and [Full/Partial] Surrender of Lease (the "Agreement") made as of ■ between the Tenant and ■ in respect of the leased premises located at ■ (the "Leased Premises")
[Insert name of applicable Shopping Centre Party] (the "Declarant") hereby declares, certifies and agrees as follows:

(a)
it is registered under Subdivision d of Division V of Part IX of the Excise Tax Act (Canada) (the "Act") for the collection and remittance of goods and services tax or harmonized sales tax under Part IX of the Act (any such tax, "HST/GST"); its registration number is R■; and such registration is in good standing and has not been revoked;

(b)	[Note to draft: For [Redacted] only, add "it collects and remits HST/GST as "operator" for [Redacted] pursuant to a joint venture election under Section 273 of the Act."]

(c)
for the purposes of the Act it is being transferred an interest in the Leased Premises (the "Surrendered Interest") as a result of the Surrender under the Agreement, so that there is a sale to it of the Surrendered Interest for the purposes of such Act by virtue of the Surrender; and the Surrendered Interest is being transferred for the purposes of such Act to itself for its own account and not as agent, nominee or bare trustee for any other person; [Note to draft: For [Redacted] only, add "other than [Redacted]"]

(d)
it shall be liable, shall self-assess and shall remit to the appropriate governmental authority all HST/GST which is payable under the Act in connection with the transfer of the Surrendered Interest all in accordance with the Act and shall report the consideration payable by it for such transfer in the applicable return for its reporting period that includes the Closing Date and will properly file such return by the date required by the applicable legislation; and

(e)
it shall indemnify and save harmless the Tenant from and against any and all HST/GST, penalties, costs and/or interest which may become payable by or assessed against the Tenant as a result of any failure by it [Note to draft: For [Redacted] only, add ", on behalf of [Redacted] pursuant to the said joint venture election,"] to comply with the provisions of this Undertaking and Indemnity.

All capitalized terms which are used herein but are not defined herein shall have the respective meanings ascribed to them in the Agreement. The provisions of this Undertaking and Indemnity shall survive the Closing Date and the Surrender.

The Declarant acknowledges and agrees that this undertaking and indemnity shall survive and not merge upon closing of the above noted transaction.
Dated as of the ■ day of ■, ■.

[INSERT THE NAME OF THE DECLARANT]
by
Name:
Title:

Name:
Title:
I/We have authority to bind the Corporation